Bowl America Rolls On with 14 in a Row

Bowl America Incorporated today reported its fourteenth consecutive quarterly year-to-year earnings increase for the period ended December 31, 2000. Fiscal second quarter earnings were up from $.21 to $.23 per share boosting six-month earnings to $.35 from $.27. EBITDA of $8.97 Million for the past twelve months was also a record.

Dry weather at the beginning of the quarter, generally not beneficial to open play bowling, slowed business. However November and December revenues improved and the increase, helped by comparisons with snow closings last year, continued into the new quarter. It will be difficult to sustain the earnings improvement in the fourth quarter as last year's period included the extra week in a 53-week fiscal year.

Another record continues as Bowl America increased its regular quarterly dividend to $.115 per share making this the 29th consecutive year of dividend increases.

Ms Ruth Macklin, Senior Vice President and Treasurer of the Company, is the recipient of the Bowling Proprietors' Association of America President's Medal for her service to the industry. She is a Regional Vice President and Director of the BPAA. In addition, she is a member of the Board of Directors of Bowling Inc., a joint effort of commercial bowling and bowlers associations.

Bowl America operates 21 bowling centers in Maryland, Virginia and Florida and its stock trades on the American Stock Exchange with the symbol BWL.A. The Company's SEC Form 10-Q is available at www.sec.gov on the EDGAR System.